PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated August 8, 2017	Filed Pursuant to Rule 433
Registration Statement No. 333-212769
Supplementing the Preliminary
Prospectus Supplement
dated August 7, 2017 and the
Prospectus dated July 29, 2016

Blackstone Mortgage Trust, Inc.

$100,000,000

4.375% Convertible Senior Notes due 2022

This pricing term sheet supplements Blackstone Mortgage Trust, Inc.’s preliminary prospectus supplement, dated August 7, 2017 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (the “Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Blackstone Mortgage Trust” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Blackstone Mortgage Trust, Inc. and not its subsidiaries. As described below, the Notes (defined herein) subject to this Offering will form a single series, and will be fully fungible, with the $287,500,000 aggregate principal amount of 4.375% Convertible Senior Notes due 2022 outstanding as of the date hereof (the “Outstanding 2022 Notes”).

Issuer:	Blackstone Mortgage Trust, Inc., a Maryland corporation

Title of Securities:	4.375% Convertible Senior Notes due 2022 (the “Notes”)

Ticker / Exchange for Class A Common Stock:	BXMT / New York Stock Exchange (the “NYSE”)

Securities Offered:	$100,000,000 principal amount of Notes (plus up to an additional $15,000,000 principal amount if the underwriter exercises its option to purchase additional Notes)

Fungibility:	The Notes will be consolidated, form a single series, and be fully fungible with the Outstanding 2022 Notes

Maturity:	May 5, 2022, unless earlier repurchased by us or converted

Issue Price:	100.375%, plus accrued interest from May 5, 2017 to, but excluding August 11, 2017

Price to the Underwriter; Underwriting Discounts and Commissions:	99.0%, plus accrued interest from May 5, 2017 to, but excluding August 11, 2017

Interest:	4.375% per year. Interest will accrue from May 5, 2017

Interest Payment Dates:	Each May 1 and November 1, beginning on November 1, 2017; the first interest payment date will include accrued interest from and including May 5, 2017

Interest Payment Record Dates:	Each April 15 and October 15

NYSE Last Reported Sale Price on May 1, 2017:	$31.02 per share of the Issuer’s class A common stock

Conversion Premium:	Approximately 15% above the NYSE last reported sale price on May 1, 2017.

Initial Conversion Rate:	28.0324 shares of the Issuer’s class A common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $35.67 per share of the Issuer’s class A common stock

Pricing Date:	August 8, 2017

Trade Date:	August 8, 2017

Expected Settlement Date:	August 11, 2017

Sole Book-Running Manager:	Barclays Capital Inc.

CUSIP / ISIN:	09257W AB6 / US09257WAB63

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering will be approximately $98.6 million (or approximately $113.5 million if the underwriter exercises its option to purchase additional Notes solely to cover over-allotments, if any, in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer plans to use substantially all of the net proceeds from the Offering to originate and purchase additional commercial mortgage loans and other target assets and investments consistent with its investment strategies and investment guidelines. The Issuer may also use a portion of the net proceeds for working capital and other general corporate purposes, including repayment of indebtedness.

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:	The following table below sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be added to the conversion rate for each stock price and effective date set forth below:

	Stock Price
Effective Date	$31.02	$32.00	$33.00	$35.67	$36.00	$36.50	$37.50	$38.50	$39.50	$41.00	$42.50
May 5, 2017(1)	4.2049	4.0633	3.3398	1.7684	1.6103	1.3822	0.9755	0.6340	0.3588	0.0802	0.0000
May 5, 2018	4.2049	4.0044	3.2779	1.7087	1.5517	1.3259	0.9246	0.5902	0.3234	0.0620	0.0000
May 5, 2019	4.2049	3.9122	3.1810	1.6152	1.4602	1.2379	0.8454	0.5221	0.2692	0.0354	0.0000
May 5, 2020	4.2049	3.7662	3.0248	1.4607	1.3085	1.0916	0.7137	0.4099	0.1826	0.0066	0.0000
May 5, 2021	4.2049	3.5186	2.7473	1.1693	1.0223	0.8161	0.4700	0.2129	0.0513	0.0000	0.0000
May 5, 2022	4.2049	3.2176	2.2706	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(1)	May 5, 2017 was the issue date of the Outstanding 2022 Notes and is included here for completeness although the Notes offered in the Offering are being issued on a subsequent date.

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $42.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•	if the stock price is less than $31.02 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 32.2373 shares of our class A common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated July 29, 2016) and a Preliminary Prospectus Supplement, dated August 7, 2017, with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering of the Notes will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by contacting Barclays Capital Inc. at (888) 603-5847.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.